PE
7-31-02

SECURITIES AND EXCHANGE COMMISSION

02058666

Washington, D.C., 20549

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

FORM 6-K

Report of Foreign Issuer

For the month of July, 2002.

QI Systems Inc. (SEC File No: 0-30948)
(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.
(Registrant)

Date: September 10, 2002

By:* [signature]
(Signature)*
MESBAH TAHERZADEH, PRESIDENT & CEO

*Print name and title under the signature of the signing officer

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 23 2002
WASH. D.C.
155

SEC 1815 (7-91)

p:\clients\1-sedar\qi-systm\form6-k.doc

FORM 45-501F1

Securities Act (Ontario)

REPORT UNDER SECTION 72(3) OF THE ACT OR SECTION 7.5(1) OF RULE 45-501

(To be used for reports of trades made in reliance upon clause 72(1)*(b)* or *(q)* of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller**

   QI Systems Inc.
   Unit 101 – 3820 Jacombs Road,
   Richmond, British Columbia
   V6V 1Y6

2. **Name and address of the issuer of the securities traded**

   QI Systems Inc.
   Unit 101 – 3820 Jacombs Road,
   Richmond, British Columbia
   V6V 1Y6

3. **Description of the securities traded**

   24,000 private placement Units. Each Unit is comprised of one common share and one non-transferable share purchase warrant entitling the purchaser to acquire one additional common share of the issuer on or before May 3, 2004, at US$0.40 per common share.

4. **Date of the trade(s).**

   July 17, 2002

5. **Particulars of the trade(s).**

   Private placement transaction approved by the TSX Venture Exchange by letter dated July 16, 2002, entitling purchasers to acquire private placement Units of the issuer at US$0.30 per private placement unit.

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.**

   N/A. No person acted as agent in connection with the trade.

8. **Calculation of Fees payable upon filing Form 45-501F1: (See section 7.3 of Rule 45-501 Exempt Distributions).**

   Total fees payable: $80.00 (being $100 .less 20% pursuant to sections 1.1(2) and (3) of the Ontario Regulation.

9. **Certificate of seller or agent of seller.** – The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia

this 17th day of July, 2002.

QI SYSTEMS INC.
(Name of Seller or Agent - please print)

[signature]
(Signature)

President
(Official capacity - please print)

Mesbah Taherzadeh
(please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 953-8200
Facsimile: (416) 593-8177

INSTRUCTIONS:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.
2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross referred to the relevant item and properly identified and signed by the person whose signature appears on the report.
3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.
4. Please print or type and file two signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55,
   20 Queen Street West
   Toronto, Ontario M5H 3S8

Full Name and Address of Purchaser(s)	**Amount or Number of Securities Purchased**	**Purchase Price**
Lillie Cocunato 130 Monsheen Drive Woodbridge, Ontario L4L 2E7	24,000 units[(1)]	US$0.30 per unit/Cdn.$0.50 per unit

(1) Each unit is comprised of one common share and one non-transferable share purchase warrant. Each one such warrant entitles the holder to purchase one additional common share of the Company for a period of two years, exercisable at a price of US$0.40 per share (Cdn.$0.67).

There were no other Ontario resident purchasers other than as set out above.